Filed Pursuant to Rule 424(b)(3)
Registration No. 333-117207

PROSPECTUS

1,204,878 Shares

Common Stock

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     This prospectus is part of a registration statement that covers 1,204,878 shares of our common stock. These shares may be offered and sold from time to time by certain of our shareholders, as identified under the section of this prospectus titled “Selling Shareholders.” The selling shareholders may sell the shares from time to time directly, or through underwriters, broker-dealers or agents, in one or more transactions on any exchange on which our common stock is listed, in the over-the-counter market, in one or more private transactions or in a combination of these methods of sale. For additional information on the methods of sale, you should refer to the section of this prospectus titled “Plan of Distribution.”

     The selling shareholders will receive all of the net proceeds from the sale of the shares and will pay all underwriting discounts or commissions or agent’s commissions and expenses of selling shareholders’ counsel, if any, in excess of $50,000. We will pay all costs, expenses and fees in connection with the registration of the shares, including up to $50,000 of the expense of selling shareholders’ counsel, if any. We will not receive any of the proceeds from the sale of shares.

     Our common stock is listed on the New York and Pacific stock exchanges under the symbol “PCG.” On August 10, 2004, the last reported sale price for our common stock on the New York Stock Exchange was $29.42 per share.

  Investing in our common stock involves certain risks. See “Risk Factors” beginning on page 3.

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NONE OF THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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August 11, 2004

     This prospectus incorporates business and financial information about us that is not included in or delivered with the prospectus. You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. You should assume that the information contained in this prospectus is accurate as of the date on the front cover of this prospectus and that any information incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of its delivery. Our business, financial condition, results of operations and prospects may have changed since then. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered hereby in any jurisdiction in which it is unlawful to make such offer or solicitation.

     The information incorporated by reference into this prospectus is available without charge upon written or oral request to The Office of the Corporate Secretary, PG&E Corporation, One Market Street, Spear Tower, Suite 2400, San Francisco, California 94105, telephone number (415) 267-7070.

     When used in this prospectus and unless otherwise specified, the term:

•	“NEGT” refers to our unconsolidated subsidiary National Energy & Gas Transmission, Inc., formerly known as PG&E National Energy Group, Inc.;

•	“Utility” refers to our subsidiary Pacific Gas and Electric Company; and

•	“we,” “our” and “us” refer to PG&E Corporation and its consolidated subsidiaries.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated herein by reference contain various forward-looking statements. These forward-looking statements can be identified by the use of words such as “assume,” “expect,” “intend,” “plan,” “project,” “believe,” “estimate,” “predict,” “anticipate,” “may,” “might,” “will,” “should,” “would,” “could,” “goal,” “potential” and similar expressions. We have based these forward-looking statements on our current expectations and projections about future events, our assumptions regarding these events and our knowledge of facts at the time the statements were made. These forward-looking statements are subject to various risks and uncertainties that may be outside our control, and our actual results could differ materially from our projected results. These risks and uncertainties include, among other things:

Whether the Implementation of the Utility’s Plan of Reorganization Is Disrupted

•	The timing and resolution of the petitions for review that were filed in the California Court of Appeal for the first Appellate District, or the California Court of Appeal, seeking review of the December 18, 2003 decision of the California Public Utilities Commission, or the CPUC, approving the settlement agreement the CPUC entered into with the Utility and us on December 19, 2003, or the settlement agreement, and the CPUC’s March 16, 2004 denial of applications for rehearing of the December 18, 2003 decision; and

•	the timing and resolution of the pending appeals of the confirmation by the U.S. Bankruptcy Court for the Northern District of California, or the bankruptcy court, of the Utility’s plan of reorganization that incorporates the settlement agreement, or the Utility’s plan of reorganization.

Operating Environment

•	Unanticipated changes in our or the Utility’s operating expenses or capital expenditures;

•	the level and volatility of wholesale electricity and natural gas prices and supplies, the Utility’s ability to manage and respond to the levels and volatility successfully and the extent to which the Utility is able to timely recover increased costs related to this volatility;

•	the extent to which the Utility’s residual net open position (i.e., that portion of the Utility’s electricity customers’ demand not satisfied by electricity that the Utility generates or has under contract, or by electricity provided under the California Department of Water Resources, or DWR, power purchase contracts allocated to the Utility’s customers) increases or decreases due to changes in customer and economic growth rates, the periodic expiration or termination of the Utility’s or the DWR’s power purchase contracts, the reallocation of the DWR’s power purchase contracts among the California investor-owned electric utilities, whether various counterparties are able to meet their obligations under their power purchase contracts with the Utility or with the DWR, the retirement or other closure of the Utility’s electricity generation facilities, the performance of the Utility’s electricity generation facilities, the extent to which the Utility purchases or builds electricity generation facilities, and other factors;

•	weather, storms, earthquakes, fires, floods, other natural disasters, explosions, accidents, mechanical breakdowns and other events or hazards that affect demand, result in power outages, reduce generating output, or cause damage to the Utility’s assets or operations or those of third parties on which the Utility relies;

•	unanticipated population growth or decline, changes in market demand, demographic patterns or general economic and financial market conditions, including unanticipated changes in interest or inflation rates, and the extent to which the Utility is able to timely recover its costs in the face of such events;

•	the operation of the Utility’s Diablo Canyon power plant, which exposes it to potentially significant environmental and capital expenditure outlays, and, to the extent the Utility is unable to increase the Utility’s spent fuel storage capacity by 2007 or find an alternative depository, the risk that the Utility may be required to close its Diablo Canyon power plant and purchase electricity from more expensive sources;

•	actions of credit rating agencies;

•	significant changes in our or the Utility’s relationship with our or its employees, the availability of qualified personnel and the potential adverse effects if labor disputes were to occur; and

•	acts of terrorism.

Legislative and Regulatory Environment and Pending Litigation

•	The impact of current and future ratemaking actions of the CPUC, including the risk of material differences between forecasted costs used to set rates and actual costs incurred;

•	whether the conditions to securitizing the $2.2 billion after-tax regulatory asset established under the settlement agreement are met and, if so, the timing and amount of the securitization;

•	Whether the CPUC approves the Utility’s long-term electricity resource plan and adopts the Utility’s related ratemaking proposals, whether the assumptions and forecasts underlying the long-term electricity resource plan prove to be accurate, and the terms and conditions of the long-term electricity resource commitments the Utility enters into in connection with its long-term electricity resource plan;

•	prevailing governmental policies and legislative or regulatory actions generally, including those of the California legislature, the U.S. Congress, the CPUC, the Federal Energy Regulatory Commission, or the FERC, and the Nuclear Regulatory Commission, or the NRC, with regard to the Utility’s allowed rates of return, industry and rate structure, recovery of investments and costs, acquisitions and disposals of assets and facilities, treatment of affiliate contracts and relationships, and operation and construction of facilities;

•	the extent to which the CPUC or the FERC delays or denies recovery of the Utility’s costs, including electricity purchase costs, from customers due to a regulatory determination that the costs were not reasonable or prudent or for other reasons resulting in write-offs of regulatory balancing accounts;

•	how the CPUC administers the capital structure, stand-alone dividend and capital requirements conditions of the CPUC’s decisions permitting the establishment of holding companies for the California investor-owned electric utilities;

•	whether the Utility is in compliance with all applicable rules, tariffs and orders relating to electricity and natural gas utility operations, and the extent to which a finding of non-compliance could result in customer refunds, penalties or other non-recoverable expenses;

•	whether the Utility is required to incur material costs or capital expenditures or curtail or cease operations at affected facilities to comply with existing and future environmental laws, regulations and policies; and

•	the outcome of pending litigation.

Competition

•	Increased competition as a result of the takeover by condemnation of the Utility’s distribution assets, duplication of the Utility’s distribution assets or service by local public utilities, self-generation by the Utility’s customers and other forms of competition that may result in stranded investment capital, decreased customer growth, loss of customer load and additional barriers to cost recovery; and

•	the extent to which the Utility’s distribution customers switch between purchasing electricity from the Utility and purchasing electricity from alternate energy service providers as direct access customers and the extent to which cities, counties and others in the Utility’s service territory begin directly serving the Utility’s customers or combine to form community choice aggregators, without fair compensation.

     For additional factors that could affect the validity of our forward-looking statements, you should read the section of this prospectus titled “Risk Factors.”

     You should read this prospectus and the documents that we incorporate by reference into this prospectus, the documents that we have filed as exhibits to the registration statement of which this prospectus is a part and the documents that we refer to under the section of this prospectus titled “Where You Can Find More Information” completely and with the understanding that our actual future results could be materially different from what we currently expect. We qualify all our forward-looking statements by these cautionary statements. These forward-looking statements speak only as of the date of this prospectus or the date of the document incorporated by reference, as applicable. Except as required by applicable laws or regulations, we do not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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SUMMARY

     This summary may not contain all of the information that may be important to you in deciding whether to invest in our common stock. This summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements (including the accompanying notes) included and incorporated by reference in this prospectus.

Our Company

     We are an energy-based holding company headquartered in San Francisco, California that conducts its business principally through the Utility, a public utility operating in northern and central California. The Utility engages primarily in the businesses of electricity and natural gas distribution, electricity generation, electricity transmission, and natural gas transportation and storage.

     Our executive offices are located at One Market Street, Spear Tower, Suite 2400, San Francisco, California 94105, and our telephone number is (415) 267-7000.

The California Energy Crisis and the Utility’s Chapter 11 Proceeding

     In 1998, the state of California implemented electricity industry restructuring and established a framework allowing generators and other power providers to charge market-based prices for electricity sold on the wholesale market. The implementing legislation also established a retail electricity rate freeze and a plan for recovering the Utility’s generation-related costs that were expected to be uneconomic under the new market framework. State regulatory action further required the Utility to divest a majority of its fossil fuel-fired generation facilities and made it economically unattractive to retain its remaining generation facilities. The resulting sales of generation facilities in turn made the Utility more dependent on the newly deregulated wholesale electricity market.

     Beginning in May 2000, wholesale prices for electricity began to increase. Since the Utility’s retail electricity rates remained frozen, the Utility financed the higher costs of wholesale electricity by issuing debt and drawing on its credit facilities. The Utility’s inability to recover its electricity purchase costs from customers ultimately resulted in billions of dollars in defaulted debt and unpaid bills and caused the Utility to file a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code, or Chapter 11, on April 6, 2001. During its Chapter 11 proceeding, the Utility retained control of its assets and operated its business as a debtor-in-possession while subject to the jurisdiction of the bankruptcy court.

The CPUC Settlement Agreement

     On December 18, 2003, the CPUC approved the settlement agreement that provided the basis for the Utility’s plan of reorganization. Two CPUC commissioners, or the dissenting commissioners, voted not to approve the settlement agreement. The settlement agreement was executed by the CPUC, the Utility and us on December 19, 2003.

     The settlement agreement contains a statement of intent that it is in the public interest to restore the Utility to financial health and to maintain and improve its financial health in the future to ensure that it is able to provide safe and reliable electricity and natural gas service to its customers at just and reasonable rates. The settlement agreement generally ensures that the Utility will have the opportunity to collect in rates reasonable costs of providing utility service. The settlement agreement provides that the Utility’s authorized return on equity will be no less than 11.22% per year and, except for 2004 and 2005, the Utility’s authorized equity to capitalization ratio will be no less than 52% until Moody’s Investors Service, or Moody’s, has issued the Utility an issuer rating of not less than A3 or Standard & Poor’s Ratings Services, or S&P, has issued the Utility a long-term issuer credit rating of not less than A — . The settlement agreement also establishes a $2.2 billion after-tax regulatory asset (subject to certain reductions) and allows for the recognition of an approximately $700 million after-tax regulatory asset related to generation assets. The settlement agreement and related decisions by the CPUC provide that the Utility’s revenue requirement will be collected regardless of sales levels and that the Utility’s rates will be timely adjusted to accommodate changes in costs that it incurs.

Confirmation and Implementation of the Plan of Reorganization

     On December 22, 2003, the bankruptcy court confirmed the plan of reorganization, fully incorporating the settlement agreement. On April 12, 2004, the Utility’s plan of reorganization became effective.

     On the effective date, the Utility paid approximately $8.394 billion in cash to holders of allowed claims and deposited approximately $1.843 billion into escrow accounts for the payment of disputed claims. The Utility also paid approximately $83 million in preferred stock dividends and made sinking fund payments of approximately $10 million that were in arrears. The proceeds of the Utility’s public offering of $6.7 billion of first mortgage bonds provided the majority of the funds for these payments, with $350 million from an accounts receivable financing facility, $799 million from a term loan and reimbursement agreements, and approximately $2.481 billion from cash on hand supplying the balance. In addition, the Utility reinstated approximately $814 million in debt consisting of pollution control bond-related obligations and approximately $421 million of its preferred stock.

     Although the Utility’s operations will no longer be subject to the oversight of the bankruptcy court, the bankruptcy court will retain jurisdiction to hear and determine disputes arising in connection with the interpretation, implementation or enforcement of (i) the settlement agreement, (ii) the Utility’s plan of reorganization and (iii) the confirmation order. The bankruptcy court also retains jurisdiction to resolve remaining disputed claims.

     In connection with its emergence from Chapter 11, the Utility has received an issuer credit rating of Baa3 from Moody’s and a long-term issuer credit rating of BBB — from S&P.

Pending Proceedings

     Appeals of the bankruptcy court’s order confirming the Utility’s plan of reorganization were filed in the U.S. District Court for the Northern District of California, or the District Court, by the dissenting commissioners and a municipality. On July 15, 2004, the District Court dismissed the appeals filed by the dissenting commissioners. The dissenting commissioners have filed a notice of appeal of the District Court’s order with the U.S. Court of Appeals for the Ninth Circuit, or the Ninth Circuit. The municipality’s appeal remains pending at the District Court. We and the Utility believe the appeals of the confirmation order are without merit.

     In addition, on April 15, 2004, the City and County of San Francisco, or CCSF, and Aglet Consumer Alliance, or Aglet, each filed a petition with the California Court of Appeal seeking review of the CPUC’s December 18, 2003 decision approving the settlement agreement and the CPUC’s March 16, 2004 decision denying applications for rehearing of the December 18, 2003 decision. CCSF and Aglet allege that the settlement agreement violates California law, among other claims. CCSF requests the appellate court to hear and review the CPUC’s decisions approving the settlement agreement and Aglet requests that the CPUC’s decisions be overturned. The Utility filed its answer in opposition to the petitions for review on May 19, 2004 but the California Court of Appeal has not yet acted on the petitions. On August 5, 2004, the California Court of Appeal did grant the request of three California state senators for permission to file an amicus brief in support of CCSF’s and Aglet’s petitions. We and the Utility believe the petitions are without merit and should be denied.

     Under applicable federal precedent, once the plan of reorganization has been “substantially consummated,” any pending appeals of the confirmation order should be dismissed. If, notwithstanding this federal precedent, the bankruptcy court’s confirmation order or the settlement agreement is subsequently overturned or modified, our and the Utility’s financial condition and results of operations could be materially adversely affected.

RISK FACTORS

     You should carefully consider the risks described below, as well as the other information contained or incorporated by reference in this prospectus, before you decide whether to buy our common stock. The risks and uncertainties described below are not the only ones we may face. The following risks, together with additional risks and uncertainties not currently known to us or that we may currently deem immaterial, could impair our financial condition and results of operations and may cause the market price of our common stock to decline.

Risks Related to PG&E Corporation

     We could be required to contribute capital to the Utility or be denied distributions from the Utility to the extent required by the CPUC’s determination of the Utility’s financial condition.

     In approving our formation as the holding company of the Utility, the CPUC imposed certain conditions, including an obligation by our Board of Directors to give “first priority” to the capital requirements of the Utility, as determined to be necessary and prudent to meet the Utility’s obligation to serve and to operate in a prudent and efficient manner. The CPUC later issued decisions in which it adopted an expansive interpretation of our obligations under this condition, including the requirement that each of the holding companies “infuse the utility with all types of capital necessary for the utility to fulfill its obligation to serve.” We and the holding companies of the other major California investor-owned electric utilities appealed these decisions. On May 21, 2004, the California Court of Appeal issued an opinion finding that the CPUC has limited jurisdiction over the holding companies to enforce the conditions imposed by the CPUC on their formations, but that the CPUC’s decision interpreting the capital requirements condition was not ripe for review. We have appealed the decision of the California Court of Appeal finding that the CPUC had limited jurisdiction to the California Supreme Court.

     Pursuant to the terms of the settlement agreement, the CPUC agreed that, once the CPUC approval of the settlement agreement is no longer subject to appeal, it will release all claims against us and the Utility related to past holding company actions during the California energy crisis. Nevertheless, as now interpreted by the CPUC, whenever the Utility’s financial health is impaired in the future, we could be required to infuse the Utility with all types of capital necessary to fulfill its obligation to serve or to operate in a prudent and efficient manner. These obligations, if ultimately upheld by the courts, could materially restrict our ability to meet our other obligations.

     In addition, there is pending California legislation which, if adopted, would expressly empower the CPUC to require us to infuse capital into the Utility of “any type and quantity” deemed necessary by the CPUC. This and other currently pending legislation, if adopted, would increase the CPUC’s control over us as a holding company of the Utility.

     Adverse resolution of pending litigation could have a material adverse effect on our financial condition and results of operation.

     We are involved in lawsuits filed by the California Attorney General, CCSF and a private plaintiff against us alleging unfair or fraudulent business acts or practices based on alleged violations of conditions established in the CPUC’s holding company decisions caused by our alleged failure to provide adequate financial support to the Utility during the California energy crisis. These lawsuits seek significant damages, penalties or equitable relief. On October 8, 2003, the District Court held that the claims for damages were property of the Utility’s bankruptcy estate, thus removing the damages claims from the lawsuits. The Attorney General and CCSF have appealed that decision to the Ninth Circuit where it is currently pending. We filed motions to dismiss the appeals on the ground that the Ninth Circuit lacked jurisdiction to hear them under certain provisions of the U.S. Bankruptcy Code. The Ninth Circuit denied our motions in March 2004 and consolidated the two appeals.

     We believe that the plaintiffs’ allegations are without merit. However, there can be no assurance that we will prevail in these lawsuits.

Risks Related to the Utility

     If either or both of the CPUC’s approval of the settlement agreement and the bankruptcy court’s confirmation of the Utility’s plan of reorganization are overturned or modified on appeal, our and the Utility’s financial condition and results of operations could be materially adversely affected.

     On December 18, 2003, the CPUC approved the settlement agreement and, on December 22, 2003, the bankruptcy court confirmed the Utility’s plan of reorganization, which fully incorporates the settlement agreement as a material and integral part of the plan. On March 16, 2004, the CPUC denied applications that had been filed by several parties seeking rehearing of the CPUC’s decision approving the settlement agreement. On April 15, 2004, two of these parties, CCSF and Aglet, filed petitions for review of the CPUC’s decisions with the California Court of Appeal. On August 5, 2004, the California Court of Appeal granted a request by three California state senators for permission to file a brief in support of CCSF’s and Aglet’s petitions. Further, the dissenting commissioners and a municipality filed appeals of the bankruptcy court’s confirmation order in the District Court.

     On April 12, 2004, the Utility’s plan of reorganization became effective. Although the District Court dismissed the dissenting commissioners’ appeal of the confirmation order, the dissenting commissioners have appealed the denial to the Ninth Circuit. The municipality’s appeal remains pending at the District Court. If the bankruptcy court’s confirmation of the Utility’s plan of reorganization or the settlement agreement is overturned or modified on appeal, our and the Utility’s financial condition and results of operations, and the Utility’s ability to pay dividends or otherwise make distributions to us, could be materially adversely affected.

     Our and the Utility’s financial viability depends upon the Utility’s ability to recover its costs in a timely manner from the Utility’s customers through regulated rates and otherwise execute its business strategy.

     The Utility is a regulated entity subject to CPUC jurisdiction in almost all aspects of its business, including the rates, terms and conditions of its services, procurement of electricity and natural gas for its customers, issuance of securities, dispositions of utility assets and facilities and aspects of the siting and operation of its electricity and natural gas distribution systems. Executing the Utility’s business strategy depends on periodic CPUC approvals of these and related matters. The Utility’s ongoing financial viability depends on its ability to recover from its customers in a timely manner the Utility’s costs, including the costs of electricity and natural gas purchased by it for its customers, in the Utility’s CPUC-approved rates and its ability to pass through to its customers in rates the Utility’s FERC-authorized revenue requirements. The Utility’s financial viability also depends on its ability to recover in rates an adequate return on its capital structure, including long-term debt and equity. During the California energy crisis, the high price the Utility had to pay for electricity on the wholesale market, coupled with its inability to fully recover its costs in retail rates, caused the Utility’s costs to significantly exceed its revenues and ultimately caused the Utility to file a petition under Chapter 11. Even though the settlement agreement and current regulatory mechanisms contemplate that the CPUC will give the Utility the opportunity to recover its reasonable and prudent future costs in its rates, there can be no assurance that the CPUC will find that all of the Utility’s costs are reasonable and prudent or will not otherwise take or fail to take actions to the Utility’s detriment. In addition, there can be no assurance that the bankruptcy court or other courts will implement and enforce the terms of the settlement agreement and the Utility’s plan of reorganization in a manner that would produce the economic results that we and the Utility intend or anticipate. Further, there can be no assurance that FERC-authorized tariffs will be adequate to cover the related costs. If the Utility is unable to recover any material amount of its costs through its rates in a timely manner, our and the Utility’s financial condition and results of operations would be materially adversely affected.

     The Utility may be unable to purchase electricity in the wholesale market or to increase its generating capacity in a manner that the CPUC will find reasonable or in amounts sufficient to satisfy the Utility’s residual net open position.

     The Utility’s residual net open position is expected to grow over time for a number of reasons, including:

•	periodic expirations of the Utility’s existing electricity purchase contracts;

•	periodic expirations or other terminations of the DWR contracts allocated to the Utility’s customers;

•	increases in the Utility’s customers’ electricity demands due to customer and economic growth or other factors; and

•	retirement or closure of the Utility’s electricity generation facilities.

In addition, unexpected outages at the Utility’s Diablo Canyon power plant or any of its other significant generation facilities, or a failure to perform by any of the counterparties to the Utility’s electricity purchase contracts or the DWR contracts allocated to the Utility’s customers, would immediately increase the Utility’s residual net open position.

     The Utility’s proposed long-term electricity resource plan reflects the CPUC’s January 2004 interim decision to require the California investor-owned electric utilities to achieve, no later than January 1, 2008, an electricity planning reserve margin of 15-17% in excess of peak capacity electricity requirements and to have a diverse portfolio of electricity sources. These requirements may increase the Utility’s residual net open position. Specific procedures contained in the decision relating to development and execution of the Utility’s procurement plans also may cause its cost of electricity to increase. The CPUC also continued its target of a 5% limitation on the reliance by the California investor-owned electric utilities on the spot market to meet their energy needs. The California Governor has requested that the CPUC accelerate the phase-in of the planning reserve requirement to 2006. An accelerated phase-in of the requirement will increase the amount of the electricity commitments the Utility would be required to make.

     As existing electricity purchase contracts expire, sources of electricity otherwise become unavailable or demand increases, the Utility will purchase electricity in the wholesale market. These purchases will be made under contracts priced at the time of execution or, if made in the spot market, at the then-current market price of wholesale electricity. There can be no assurance that sufficient replacement electricity will be available at prices and on terms that the CPUC will find reasonable, or at all. The Utility’s financial condition and results of operations would be materially adversely affected if it is unable to purchase electricity in the wholesale market at prices or on terms the CPUC finds reasonable or in quantities sufficient to satisfy the Utility’s residual net open position.

     Alternatively, the CPUC may require the Utility, or the Utility may elect, to satisfy all or a part of its residual net open position by developing or acquiring additional generation facilities. This could result in significant additional capital expenditures or other costs and may require the Utility to issue additional debt, which it may not be able to issue on reasonable terms, or at all. In addition, if the Utility is not able to recover a material part of the cost of developing or acquiring additional generation facilities in the Utility’s rates in a timely manner, our and the Utility’s financial condition and results of operations would be materially adversely affected.

     The Utility’s financial condition and results of operations could be materially adversely affected if it is unable to successfully manage the risks inherent in operating the Utility’s facilities.

     The Utility owns and operates extensive electricity and natural gas facilities that are interconnected to the U.S. western electricity grid and numerous interstate and continental natural gas pipelines. The operation of the Utility’s facilities and the facilities of third parties on which it relies involves numerous risks, including:

•	operating limitations that may be imposed by environmental or other regulatory requirements;

•	imposition of operational performance standards by agencies with regulatory oversight of the Utility’s facilities;

•	environmental and personal injury liabilities;

•	fuel interruptions;

•	blackouts;

•	labor disputes;

•	weather, storms, earthquakes, fires, floods or other natural disasters; and

•	explosions, accidents, mechanical breakdowns and other events or hazards that affect demand, result in power outages, reduce generating output or cause damage to the Utility’s assets or operations or those of third parties on which it relies.

     The occurrence of any of these events could result in lower revenues or increased expenses, or both, that may not be fully recovered through insurance, rates or other means in a timely manner or at all.

     Electricity and natural gas markets are highly volatile and insufficient regulatory responsiveness to that volatility could cause events similar to those that led to the filing of the Utility’s Chapter 11 petition to occur.

     In the recent past, the commodity markets for electricity and natural gas have been highly volatile and subject to substantial price fluctuations. A variety of factors may contribute to commodity market volatility, including:

•	weather;

•	supply and demand;

•	the availability of competitively priced alternative energy sources;

•	the level of production of natural gas;

•	the price of other fuels that are used to produce electricity, including crude oil and coal;

•	the transparency, efficiency, integrity and liquidity of regional energy markets affecting California;

•	electricity transmission or natural gas transportation capacity constraints;

•	federal, state and local energy and environmental regulation and legislation; and

•	natural disasters, war, terrorism and other catastrophic events.

These factors are largely outside the Utility’s control. If wholesale electricity or natural gas prices increase significantly, public pressure or other regulatory or governmental influences or other factors could constrain the willingness or ability of the CPUC to authorize timely recovery of the Utility’s costs. Moreover, the volatility of commodity markets could cause the Utility to apply more frequently to the CPUC for authority to timely recover its costs in rates. If the Utility is unable to recover any material amount of its costs in its rates in a timely manner, our and the Utility’s financial condition and results of operations would be materially adversely affected.

     The Utility’s operations are subject to extensive environmental laws, and changes in, or liabilities under, these laws could adversely affect its financial condition and results of operations.

     The Utility’s operations are subject to extensive federal, state and local environmental laws. Complying with these environmental laws has in the past required significant expenditures for environmental compliance, monitoring and pollution control equipment, as well as for related fees and permits. Moreover, compliance in the future may require significant expenditures relating to electric and magnetic fields. The Utility also is subject to significant liabilities related to the investigation and remediation of environmental contamination at the Utility’s current and former facilities, as well as at third-party owned sites. Due to the potential for imposition of stricter standards and greater regulation in the future and the possibility that other potentially responsible parties may not be financially able to contribute to cleanup costs, conditions may change or additional contamination may be discovered, the Utility’s environmental compliance and remediation costs could increase, and the timing of its capital expenditures in the future may accelerate. If the Utility is unable to recover the costs of complying with environmental laws in its rates in a timely manner, the Utility’s financial condition and results of operations could be materially adversely affected. In addition, in the event the Utility must pay materially more than the amount that it currently has reserved on its balance sheet to satisfy its environmental remediation obligations and the Utility is unable to recover these costs from insurance or through rates in a timely manner, our and the Utility’s financial condition and results of operations would be materially adversely affected.

     The Utility faces the risk of unrecoverable costs if its customers obtain distribution and transportation services from other providers as a result of municipalization or other forms of competition.

     The Utility’s customers could bypass its distribution and transportation system by obtaining service from other sources. Forms of bypass of the Utility’s electricity distribution system include the construction of duplicate distribution facilities to serve specific existing or new customers, the municipalization of the Utility’s distribution facilities by local governments or districts, self-generation by the Utility’s customers and other forms of competition. Bypass of the Utility’s system may result in stranded investment capital, loss of customer growth or additional barriers to cost recovery. The Utility’s natural gas transportation facilities also are at risk of being bypassed by interstate pipeline companies that construct facilities in the Utility’s markets or by customers who build pipeline connections that bypass the Utility’s natural gas transportation and distribution system. As customers and local public officials explore their energy options in light of the recent California energy crisis, these bypass risks may be increasing and may increase further if the Utility’s rates exceed the cost of other available alternatives. In addition, technological changes could result in the development of economically attractive alternatives to purchasing electricity through the Utility’s distribution facilities. Neither we nor the Utility can currently predict the impact of these actions and developments on the Utility’s business, although one possible outcome is a decline in the demand for the services that the Utility provides, which would result in a corresponding decline in the Utility’s revenues and our consolidated revenues.

     If the number of the Utility’s customers declines due to bypass, technological changes or other forms of competition, and the Utility’s rates are not adjusted in a timely manner to allow it to fully recover its investment in electricity and natural gas facilities and electricity procurement costs, our and the Utility’s financial condition and results of operations could be materially adversely affected.

     The Utility faces the risk of unrecoverable costs resulting from changes in the number of customers in its service territory for whom the Utility purchases electricity.

     As part of California’s electricity industry restructuring, the Utility’s customers were given the choice of either continuing to receive electricity procurement, transmission and distribution services, or bundled service, from the Utility or purchasing electricity from alternate energy service providers and to thus become direct access customers. The CPUC suspended the right of end-user customers to become direct access customers on September 20, 2001, although customers that were then direct access customers have been allowed to remain on direct access. Separately, the CPUC has instituted a rulemaking implementing California’s Assembly Bill 117, which permits California cities and counties to purchase and sell electricity for their residents once they have registered as community choice aggregators. The Utility would continue to provide distribution, metering and billing services to the community choice aggregators’ customers. Once registration has occurred, each community choice aggregator would purchase electricity for all of its residents who do not affirmatively elect to continue to receive electricity from the Utility. However, the Utility would remain those customers’ electricity provider of last resort. If the Utility loses a material number of customers as a result of cities and counties electing to become community choice aggregators or the CPUC once again allowing customers to migrate to direct access, the Utility’s electricity purchase contracts could obligate it to purchase more electricity than the Utility’s remaining customers require, the excess of which the Utility would have to sell, possibly at a loss. Further, if the Utility must provide electricity to customers discontinuing direct access or electing to leave a community choice aggregator, the Utility may be required to make unanticipated purchases of additional electricity at higher prices. If the Utility has excess electricity or it must make unplanned purchases of electricity as a result of changes in the number of community choice aggregators’ customers or direct access customers and the CPUC fails to adjust the Utility’s rates to reflect the impact of these actions, our and the Utility’s financial condition and results of operations could be materially adversely affected.

     The operation and decommissioning of the Utility’s nuclear power plants expose it to potentially significant liabilities and capital expenditures.

     The operation and decommissioning of the Utility’s nuclear power plants expose it to potentially significant liabilities and capital expenditures, including those arising from the storage, handling and disposal of radioactive materials and uncertainties related to the regulatory, technological and financial aspects of decommissioning nuclear plants at the end of their licensed lives. The Utility maintains decommissioning trusts and external insurance coverage to reduce the Utility’s financial exposure to these risks. However, the costs or damages the Utility may incur in connection with the operation and decommissioning of nuclear power plants could exceed the amount of the Utility’s insurance coverage and other amounts set aside for these potential liabilities. In addition, as an operator of two operating nuclear reactor units, the Utility may be required under federal law to pay up to $201.2 million of liabilities arising out of each nuclear incident occurring not only at the Utility’s Diablo Canyon power plant but at any other nuclear power plant in the United States. If the Utility cannot recover any material amount of these excess costs or damages in the Utility’s rates in a timely manner, our and the Utility’s financial condition and results of operations would be materially adversely affected.

     In addition, the NRC has broad authority under federal law to impose licensing and safety-related requirements upon owners and operators of nuclear power plants. In the event of non-compliance, the NRC has the authority to impose fines or to force a shutdown of the nuclear plant, or both, depending upon the NRC’s assessment of the severity of the situation. Safety requirements promulgated by the NRC have, in the past, necessitated substantial capital expenditures at the Utility’s Diablo Canyon power plant and additional significant capital expenditures could be required in the future.

     If the Utility fails to increase the spent fuel storage capacity at the Utility’s Diablo Canyon power plant by the spring of 2007 and there are no other available spent fuel storage or disposal alternatives, the Utility would be forced to close this plant and would therefore be required to purchase electricity from more expensive sources.

     Under the terms of the NRC operating licenses for the Utility’s Diablo Canyon power plant, there must be sufficient storage capacity for the radioactive spent fuel produced by this plant. Under current operating procedures, the Utility believes that its Diablo Canyon power plant’s existing spent fuel pools have sufficient capacity to enable it to operate until the spring of 2007. Although the Utility is taking actions to increase the Diablo Canyon power plant’s spent fuel storage capacity and exploring other alternatives, there can be no assurance that the Utility can obtain the necessary regulatory approvals to expand spent fuel capacity or that other alternatives will be available or implemented in time to avoid a disruption in production or shutdown of one or both units at this plant. As the proposed permanent spent fuel depository at Yucca Mountain, Nevada will not be available by 2007, there will not be any available third-party spent fuel storage facilities. If there is a disruption in production or shutdown of one or both units at this plant, the Utility will need to purchase electricity from more expensive sources.

     Acts of terrorism could materially adversely affect our and the Utility’s financial condition and results of operations.

     The Utility’s facilities, including its operating and retired nuclear facilities and the facilities of third parties on which we rely, could be targets of terrorist activities. A terrorist attack on these facilities could result in a full or partial disruption of the Utility’s ability to generate, transmit, transport or distribute electricity or natural gas or cause environmental repercussions. Any operational disruption or environmental repercussions could result in a significant decrease in the Utility’s revenues or significant reconstruction or remediation costs, which could materially adversely affect our and the Utility’s financial condition and results of operations.

     Adverse judgments or settlements in the chromium litigation cases could materially adversely affect our and the Utility’s financial condition and results of operations.

     The Utility is a named defendant in 14 civil actions currently pending in California courts relating to alleged chromium contamination. The chromium litigation complaints allege personal injuries, wrongful death and loss of consortium and seek unspecified compensatory and punitive damages based on claims arising from alleged exposure to chromium contamination in the vicinity of three of the Utility’s natural gas compressor stations. If the Utility pays a material amount in excess of the amount that it currently has reserved on its balance sheet to satisfy chromium-related liabilities and costs, our and the Utility’s financial condition and results of operations could be materially adversely affected.

     Changes in, or liabilities under, the Utility’s permits, authorizations or licenses could adversely affect our and the Utility’s financial condition and results of operations.

     The Utility’s operations are subject to a number of governmental permits, authorizations and licenses. These permits, authorizations and licenses may be revoked or modified by the agencies that granted them if facts develop that differ significantly from the facts assumed when they were issued. In addition, discharge permits and other approvals and licenses are often granted for a term that is less than the expected life of the associated facility. Licenses and permits may require periodic renewal, which may result in additional requirements being imposed by the granting agency. For example, the Utility currently has seven facilities undergoing FERC license renewal. In connection with a license renewal, the FERC may impose new license conditions that could, among other things, require increased expenditures or result in reduced electricity output and/or capacity at the facility. If the Utility is unable to obtain, renew or comply with these governmental permits, authorizations or licenses, or the Utility is unable to recover any increased costs of complying with additional license requirements or any other associated costs in its rates in a timely manner, our and the Utility’s financial condition and results of operations could be materially adversely affected.

Risks Related to NEGT

     If NEGT and its creditors prevail on their claim that we are required to compensate NEGT under an alleged tax-sharing agreement, we could be subject to substantial damages.

     NEGT and its creditors have filed a complaint against us asserting, among other claims, that NEGT is entitled to be compensated under an alleged tax-sharing agreement for any tax savings achieved by us as a result of incorporating losses, deductions and tax credits related to NEGT or its subsidiaries in our 2002 consolidated federal income tax return. In May 2003, the Internal Revenue Service returned $533 million in estimated federal income taxes that we overpaid in 2002. NEGT and its creditors have asserted that they have a direct interest in certain tax savings achieved by us and are entitled to be paid at least $414 million of these funds. In addition, the complaint seeks punitive damages for an alleged breach of fiduciary duty by us and two of our officers who previously served on NEGT’s board of directors, as well as punitive damages against us under an alleged claim of deceit.

     We anticipate continuing to incorporate losses, deductions and certain tax credits related to NEGT or its subsidiaries in our consolidated federal tax return in accordance with and as required by the Internal Revenue Code of 1986, as amended, until these subsidiaries are no longer consolidated with us for federal income tax purposes. NEGT and its creditors similarly assert that NEGT is entitled to be compensated for any tax savings resulting from inclusion of these losses and deductions in our federal tax return and also seek injunctive relief prohibiting us from taking certain tax positions in the future. While we believe we do not have any obligation to pay NEGT or any NEGT subsidiary any amount related to the realization of tax savings, we cannot assure you that NEGT and its creditors will not be successful in pursuing these claims. Until the dispute is resolved, we are treating $361.5 million as restricted cash.

     We will lose the ability to offset tax gains by us or our other subsidiaries with tax losses sustained by NEGT if NEGT’s confirmed plan of reorganization is implemented.

     On May 3, 2004, the U.S. Bankruptcy Court for the District of Maryland, Greenbelt Division, confirmed NEGT’s plan of reorganization. If NEGT’s confirmed plan of reorganization is implemented, our equity ownership will be eliminated, NEGT will become deconsolidated from us for tax purposes, and we will lose the ability to offset tax gains by us or our other subsidiaries with tax losses sustained by NEGT after deconsolidation. The implementation of NEGT’s plan of reorganization is anticipated to occur by the end of 2004.

USE OF PROCEEDS

     The proceeds from the sale of the common stock offered by this prospectus are solely for the account of the selling shareholders. We will not receive any proceeds from the sale of these shares of common stock.

SELLING SHAREHOLDERS

     The following table sets forth certain information with respect to the selling shareholders. The table assumes that the selling shareholders sell all of the shares offered by this prospectus. We are unable to determine the exact number of shares, if any, that actually will be sold.

     No selling shareholder has had any material relationship with us or any of our predecessors or affiliates within the past three years, except for LB I Group Inc. and Goldman, Sachs & Co., affiliates of which were lenders to us under former credit agreements. Affiliates of LB I Group Inc. also acted as administrative agent, lead arranger and book manager in connection with such credit agreements and provided other investment banking services to us. In addition, affiliates of LB I Group Inc. also have provided our affiliates with commercial banking and investment banking services. LB I Group Inc. and such affiliates have received, and may receive in the future, customary compensation from us and our affiliates for such services.

			Shares	Shares Beneficially Owned
	Shares Beneficially Owned Prior to the		Offered by this	After the Offering
Selling Shareholder	Offering		Prospectus	Number		Percent(1)
Alpha U.S. Subfund II, LLC	834		834	0		*
B III-A Capital Partners, L.P.	11,123		11,123	0		*
DB Structured Products, Inc.	2,132		2,132	0		*
D. E. Shaw Laminar Portfolios, L.L.C.	18,537		18,537	0		*
D. K. Acquisition Partners, L.P.	850,256		370,748	479,508		*
Fir Tree Recovery Master Fund, L.P.	1,533,516		21,133	1,512,383		*
Fir Tree Value Partners LDC	2,376,315		34,480	2,341,835		*
Franklin Mutual Beacon Fund	555		555	0		*
GKW Unified Holdings, LLC	2,781		2,781	0		*
GMAM Investment Funds Trust II	25,952		25,952	0		*
GoldenTree High Yield Master Fund, LTD.	23,728		23,728	0		*
Goldman, Sachs & Co.	2,031,116	(2)	74,123	1,956,993	(2)	*
H/Z Acquisition Partners LLC	110,969		17,946	93,023		*
LB I Group Inc.	525,977	(3)	70,443	455,534	(3)	*
Libertyview Funds, L.P.	3,707		3,707	0		*
Mutual Beacon Fund	15,566		15,566	0		*
Mutual Beacon Fund (Canada)	222		222	0		*
Mutual Discovery Fund	12,231		12,231	0		*
Mutual Discovery Securities Fund	667		667	0		*
Mutual European Fund	2,965		2,965	0		*
Mutual Qualified Fund	12,971		12,971	0		*
Mutual Shares Fund	27,426		27,426	0		*
Mutual Shares Securities Fund	1,519		1,519	0		*
OZF Credit Opportunities Master Fund, Ltd.	354,685		7,878	346,807		*
OZF Credit Opportunities Master Fund II, Ltd.	534,331		11,041	523,290		*
OZ Master Fund, Ltd.	5,108,746		36,693	5,072,053		1.2%
Redwood Master Fund Ltd.	725,719		14,830	710,889		*
Reliance Standard Life Insurance Co.	1,946		1,946	0		*
Safety National Casualty Corporation	1,946		1,946	0		*
Satellite Senior Income Fund LLC	74,150		74,150	0		*
Seneca Capital L.P.	7,415		7,415	0		*

		Shares	Shares Beneficially Owned
	Shares Beneficially Owned Prior to the	Offered by this	After the Offering
Selling Shareholder	Offering	Prospectus	Number	Percent(1)
SOF Investments, L.P.	11,122	11,122	0	*
SPCP Group, LLC	55,612	55,612	0	*
Stonehill Institutional Partners, L.P.	11,864	11,864	0	*
Stonehill Offshore Partners Limited	17,796	17,796	0	*
The President and Fellows of Harvard College	516,230	14,830	501,400	*
Windmill Master Fund, L.P.	1,778,716	111,816	1,666,900	*
Wingate Capital Ltd.	74,150	74,150

		1,204,878

*	Less than 1%

(1)	Based on 424,600,154 shares outstanding on June 30, 2004.

(2)	As of June 9, 2004. Includes 1,244,267 shares held on a principal basis by Goldman, Sachs & Co. or affiliated broker-dealers, 2,726 shares held by managed accounts and 710,000 shares held as currently exercisable call options by Goldman, Sachs & Co. or affiliated broker-dealers.

(3)	LB I Group Inc. is an indirect wholly owned subsidiary of Lehman Brothers Holdings, Inc. The shares indicated do not include any shares held by Lehman Brothers Holdings, Inc. or any of its broker-dealer affiliates on behalf of customers.

PLAN OF DISTRIBUTION

     The selling shareholders (including any pledgee or donee of a selling shareholder) may sell the shares of common stock from time to time. The selling shareholders will act independently of us in making decisions regarding the timing, manner and size of each sale. The selling shareholder may make these sales directly or through underwriters, broker-dealers or agents. The shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. The sales may be effected in transactions (which may involve crosses or block transactions):

•	on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	otherwise than on such exchanges or services or in the over-the-counter market, including private transactions;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	constituting ordinary brokerage transactions;

•	involving purchases by brokers, dealers or underwriters as principal and resale by these purchasers for their own accounts pursuant to this prospectus;

•	“at the market,” to or through market makers, or into an existing market for our common stock;

•	in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

•	involving swaps or other derivatives (whether exchange-listed or otherwise); or

•	to cover short sales.

     The selling shareholders may enter into hedging transactions with broker-dealers that may in turn engage in short sales of the shares and deliver the shares to close out such short positions or loan or pledge the shares to broker-dealers that in turn may sell the shares. The selling shareholders have advised us that they will not use an underwritten offering to dispose of the shares without our prior agreement.

     Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling shareholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principal, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling shareholders may be deemed to be “underwriters” within the meaning of section 2(a)(11) of the Securities Act of 1933, amended, or the Securities Act, in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or concessions under the Securities Act.

     Because selling shareholders may be deemed “underwriters” within the meaning of section 2(a)(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934, as amended, may apply to sales of our common stock and activities of the selling shareholders.

     Any shares covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

     We will pay all costs, expenses and fees in connection with the registration of the shares, including up to $50,000 of the expense of selling shareholders’ counsel, if any. The selling shareholders will pay underwriting discounts or commissions or agent’s commissions attributable to the sale of the shares and the expenses of selling shareholders’ counsel, if any, in excess of $50,000. We have agreed to indemnify the selling shareholders against certain liabilities in connection with their offering of the shares, including liabilities arising under the Securities Act.

     There can be no assurance that the selling shareholders will sell any or all of the shares of our common stock offered by them pursuant to this prospectus. Our obligation to maintain the effectiveness of the registration statement of which this prospectus is a part terminates on October 18, 2004, at which time any offering pursuant to this prospectus should cease.

LEGAL MATTERS

     The validity of the common stock has been passed on for us by Gary P. Encinas, Chief Counsel, Corporate, for PG&E Corporation. Mr. Encinas and other members of the PG&E Corporation Law Department who will participate in consideration of legal matters related to the common stock, together with members of their respective families, own in the aggregate approximately 22,213 shares of our common stock and options to purchase an additional 131,409 shares.

EXPERTS

     The consolidated financial statements and related consolidated financial statement schedules of PG&E Corporation and subsidiaries incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein (which reports express an unqualified opinion and include explanatory paragraphs relating to (i) PG&E Corporation and Pacific Gas and Electric Company’s adoption of new accounting standards in 2003 to account for asset retirement obligations and financial instruments with characteristics of both liabilities and equity, (ii) PG&E Corporation’s change in 2003 in the method of reporting hedge transactions, (iii) PG&E Corporation’s adoption of new accounting standards in 2002 relating to accounting for goodwill and intangible assets, impairment of long-lived assets, discontinued operations, gains and losses on debt extinguishment, and certain derivative contracts, (iv) PG&E Corporation’s and Pacific Gas and Electric Company’s adoption of new accounting standards in 2001 related to derivatives and certain interpretations of the Derivatives Implementation Group of the Financial Accounting Standards Board, (v) PG&E Corporation’s adoption of new accounting standards in 2004 related to earnings per share, (vi) the revisions of revenues and expenses of discontinued operations for the years ended December 31, 2002 and 2001, and (vii) the ability of PG&E Corporation and Pacific Gas and Electric Company to continue as going concerns), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

     We and the Utility each file annual, quarterly and current reports, information statements and other information with the Securities and Exchange Commission, or the SEC, under File No. 001-12609 and File No. 001-02348, respectively. These SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any of these SEC filings at the SEC’s public reference room at 450 Fifth Street, N.W., Room 1200, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on its public reference room.

     We have “incorporated by reference” into this prospectus certain information that we file with the SEC. This means that we can disclose important business, financial and other information in this prospectus by referring you to the documents containing this information. All information incorporated by reference is deemed to be part of this prospectus except to the extent that the information is updated or superseded by the information contained in this prospectus or any information filed with the SEC. Any information that we subsequently file with the SEC that is incorporated by reference, as described below, will automatically update and supersede any previous information that is part of this prospectus.

     We incorporate by reference the documents listed below and any future filings (other than information furnished, and not filed, pursuant to Items 9 or 12 in any Form 8-K filing or any future item that permits us to furnish, rather than file, information) we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until the termination of the offering:

•	our and the Utility’s Annual Report on Form 10-K for the year ended December 31, 2003;

•	our and the Utility’s Quarterly Report on Form 10-Q for the quarters ended March 31, 2004 and June 30, 2004;

•	the description of our common stock contained in our Registration Statement on Form 8-B, including any subsequent amendment or report filed for the purpose of updating such information; and

•	our and the Utility’s Current Reports on Form 8-K filed on January 22, 2004, February 3, 2004, February 19, 2004, March 2, 2004, March 10, 2004, March 12, 2004, March 16, 2004, March 18, 2004, March 23, 2004, March 26, 2004, March 31, 2004, April 7, 2004, April 12, 2004, April 12, 2004, April 19, 2004, April 27, 2004, May 4, 2004, May 13, 2004 (as amended by our and the Utility’s Current Report on Form 8-K/A filed on May 14, 2004), May 14, 2004, May 25, 2004, May 28, 2004, June 18, 2004 (including specifically Exhibit 99.1, which supersedes the information contained in Exhibit 13 to our and the Utility’s Annual Report on Form 10-K for the year ended December 31, 2003 and Exhibit 99.1 to our and the Utility’s Current Report on Form 8-K filed on March 2, 2004), July 1, 2004, July 14, 2004 and July 16, 2004.

     You may request a copy of these filings at no cost by writing or contacting us at the following address:

The Office of the Corporate Secretary
PG&E Corporation
One Market Street, Spear Tower
Suite 2400
San Francisco, CA 94105
Telephone: 415-267-7070
Facsimile: 415-267-7268